

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Murray Bailey
Chief Executive Officer and President
EESTech, Inc.
Suite 417, 241 Adelaide Street
Brisbane, 4000, Australia

>   **Re: EESTech, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed March 15, 2023**
>   **File No. 000-32863**

Dear Murray Bailey :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: David Mittelman